PRESS RELEASE

EMA Prematurely Announced Opinion on SomaKit TOC® Kit Application

Saint-Genis-Pouilly, France – September 22, 2016 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in molecular nuclear medicine, announced today that the European Medicines Agency (EMA) prematurely notified the public and the company of its opinion on the Marketing Authorization Application for SomaKit TOC®, a kit for radiopharmaceutical preparation of gallium (Ga 68) edotreotide solution for injection, for Positron Emission Tomography (PET) imaging of somatostatin receptor overexpression in adult patients with confirmed or suspected well-differentiated gastroenteropancreatic neuroendocrine tumors (GEP-NET) for localizing primary tumors and their metastases.

The EMA posted the following statement on its website: “The adoption of the CHMP opinion for SomaKit TOC was included in the CHMP highlights in error. This opinion has now been removed from the highlights as this procedure is still ongoing. Once the procedure is finalised, EMA will communicate its outcome.”

SomaKit TOC® is composed of both a medicinal product and a device component. Finalization of the opinion on the kit is subject to the device component being certified by the relevant notified body. This requirement should have no impact on the benefit-risk assessment of the product. Once it has been fulfilled, the EMA will issue its final opinion on SomaKit TOC®.

“We are actively collaborating with the EMA staff to move forward as quickly as possible,” said Stefano Buono, Chief Executive Officer of AAA.

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About Neuro Endocrine Tumors (NETs)

Neuro Endocrine Tumors, also known as NETs, are a group of tumors originating in the neuroendocrine cells of many different organs. NETs can remain clinically silent for years delaying the diagnosis in a large number of patients. These cancers are rare but they are the second most common type of gastrointestinal malignancy and their incidence is increasing.

The estimated incidence of NETs for the combined populations of the United States and the European Union is approximately 47,300.1 Even though NETs have historically been considered as rare tumors (orphan disease) their incidence has grown over 500% over the last 3 decades.1,2,3

NETs are classified as orphan diseases by European and U.S. regulatory authorities, meaning that they affect a relatively small population of individuals in the relevant jurisdiction. In the United States, orphan drugs are defined as drugs that treat diseases or conditions that affect 200,000 or fewer individuals in the country. In the European Union, orphan drugs are defined as drugs that treat diseases or conditions that affect fewer than five out of 10,000 individuals in the European Union.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera®, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 22 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 450 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). AAA reported sales of €88.6 million in 2015 (+26.8% vs. 2014) and sales of €54.6 million for 1H 2016 (+26.9% vs. 1H15). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, such as cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera® and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera® and our other products or product candidates; our estimates regarding the market opportunity for Lutathera®, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Axess Public Relations (Italy)
Dario Francolino
dario.francolino@axesspr.com
Tel: +39 3488818029